Exhibit 99.1

Freightos Reports KPIs for Third Quarter of 2025 Exceeding Management Expectations

The Company Plans To Report Earnings on November 17, 2025

October 20, 2025 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading digital freight booking and payment platform for the international freight industry, today reported preliminary key performance indicators for the third quarter of 2025, highlighting the continued industry adoption of digital solutions to enhance efficiency and resilience in global supply chains.

	Actuals*	Management’s Expectations
	Q3 2025	Q3 2025
# Transactions (‘000)	429	419 - 425
Year over Year Growth	27%	24% - 25%
GBV ($m)	336	329 - 333
Year over Year Growth	54%	51% - 53%

*Numbers are preliminary and subject to change with the full earnings release

Platform Expansion and Network Growth

Freightos continued its robust expansion in Q3 2025, achieving the 23rd consecutive quarter of record transactions and reinforcing the platform's value as the industry's digital transformation platform connecting global trade participants.

●	Transactions: 429k Transactions in Q3 2025 representing a 27% year-over-year growth, exceeding management’s expectations. The WebCargo platform, connecting carriers and freight forwarders, continued to lead transactions growth, with the carrier portal component delivering high growth rate.

●	Carrier and Buyer Growth: In Q3 2025, 77 carriers were active on Freightos’ platforms with more than five bookings. Newly active carriers this quarter included both flag-carrier belly-cargo operators and niche cargo specialists, with some added through regional GSAs, reflecting the platform’s expanding reach across global and local networks. With most major airlines already connected to the platform, new airline additions are increasingly regional or niche airlines, with further expansion expected as smaller carriers advance their digital readiness. Meanwhile, unique buyer users reached 20,600. This reflected growth in WebCargo users partially offset by some reduction in SMB North American custom clearance users due to market uncertainty.

●	Gross Booking Value (GBV): Carriers and freight forwarders selling on Freightos’ platform derived $336 million of revenue from the platform in Q3 2025, representing a 54% year-over-year increase. The major contributors to GBV growth were WebCargo and the portal, mirroring growth in transactions highlighted by the relatively high GBV per transaction in the portal component.

“The powerful network effects of our platform are clearly visible in this quarter's KPIs,” said Zvi Schreiber, CEO of Freightos. “As the leading digital freight booking platform, Freightos creates a virtuous cycle where each new participant - whether carrier, forwarder, or shipper - enhances the value for all others. Our expanding ecosystem enables unprecedented connectivity and efficiency across the global freight landscape, transforming what was once a fragmented, manual process into a streamlined digital experience. This growing adoption confirms our vision that digitization is becoming the new standard in international freight, supporting more efficient world trade.”

Q3 2025 Earnings Call

Financial results for the second quarter 2025 will be reported before markets open on November 17, 2025. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EDT.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/WN_A2xWbYIrRz6lnetBZP8_7Q#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a calendar quarter.

●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world's leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com